FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2008 (N0. 2)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On November 5, 2008, the registrant announced that it and Jazz Semiconductor host series of worldwide Technology and Marketing Conferences. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

         TOWER AND JAZZ SEMICONDUCTOR HOST SERIES OF WORLDWIDE
TECHNOLOGY AND MARKETING CONFERENCES

         Companies to Present Analog-Intensive Mixed-Signal (AIMS) Technologies and Design
Enablement Capabilities for Production of Advanced ICs

      Conferences will Target Cross-Selling Opportunities Among Diverse Customer Bases of
Both Companies

MIGDAL HAEMEK, Israel, and NEWPORT BEACH, Calif., November 5, 2008 – Tower Semiconductor, Ltd. (NASDAQ: TSEM, TASE: TSEM), and Jazz Semiconductor, Inc., a Tower Group Company, today announced they will host a series of global technology conferences in North America, Europe and Asia. The conferences will focus on presenting Analog-Intensive Mixed-Signal (AIMS) process technologies and design enablement capabilities offered by the companies for the production of advanced integrated circuits (ICs). The merger of Tower and Jazz has created significant cross-selling opportunities from Tower to Jazz customers and from Jazz to Tower customers. The conferences demonstrate the companies’ continued dedication to meeting customer needs for expanded process offerings, industry-leading design enablement services, and increased capacity.

The global conference series follows Jazz Semiconductor’s third annual technology conference held recently at its Newport Beach headquarters on October 23, 2008. The first conference in the global series will be held on November 12, 2008 in San Jose, California at the Wyndham Hotel, followed by a London event on December 9, 2008 at the Heathrow Marriott. These one-day conferences will include an overview on the Tower/Jazz merger, the benefits to customers, a summary of specialty technology solutions, a financial overview and the corporate strategic direction. Similarly, several other conferences will be held in 2009 in the following cities: Tel Aviv, Taipei, Shanghai, Tokyo and Boston.

“Having recently attended the Jazz Annual Technology Conference, the information presented was valuable in understanding the full spectrum of process offerings and design enablement capabilities that Jazz and Tower now can offer their customers post-merger,” said Len Jelinek, Director and Chief Analyst, Semiconductor Manufacturing Services, iSuppli Corporation.

In addition to the strategic overview, the global conference series will include presentations from Jazz focusing on market needs and technology solutions for RF/mmWave and High Performance Analog (HPA), SiGe BiCMOS, Power Management (LDMOS) and MEMS, as well as presentations from Tower on CMOS Image Sensors (CIS), IDM Process Transfer capabilities and Embedded Non-Volatile Memory (eNVM). A detailed technical update of the companies’ world class Design Enablement Technology including design kits, modeling and design tools offered by Jazz and Tower will also be presented.

“This series of technology conferences is designed to provide our customers and prospective customers all over the world with an opportunity to hear firsthand how the merger of Jazz and Tower meets their growing needs for the development of advanced analog-intensive mixed-signal (AIMS) ICs,” said Chuck Fox, senior vice president of worldwide sales, Tower Semiconductor. “By offering presentations on several key commercial processes and market offerings, attendees will become familiar with our key differentiators and the breadth of solutions we provide as a leading global specialty foundry.”

For more information on the San Jose and London conferences and to find out upcoming dates for other cities, please visit the news and events sections at www.jazzsemi.com or www.towersemi.com.

About Tower Semiconductor, Ltd. and Jazz Semiconductor, Inc.
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) is a pure-play independent specialty wafer foundry and Jazz Semiconductor, Inc., a Tower Group Company, is a leader in Analog-Intensive Mixed-Signal (AIMS) foundry solutions. Tower and Jazz manufacture integrated circuits with geometries ranging from 1.0 to 0.13-micron and provide complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal and RF CMOS, Power Management, CMOS image-sensor, non-volatile memory technologies and Flash MTP and OTP solutions.  Jazz’s comprehensive process portfolio of modular AIMS technologies includes RFCMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel; Jazz maintains a fab in the U.S. and additional capacity in China through manufacturing alliances with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s and Jazz’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts:

For Jazz:
Melinda Jarrell
949/435-8181
melinda.jarrell@jazzsemi.com

For Tower:
Limor Asif
+972-4-650 6936
limoras@towersemi.com

For Media:
Lauri Julian
949/715-3049
lauri.julian@jazzsemi.com